

November 24, 2009

Yuji Watanabe
Japan Finance Organization
  for Municipalities
Shisei Kaikan
(Municipal Research Building)
1-3 Hibiya Koen
Chiyoda-ku
Tokyo 100-0012, Japan

Re: Japan Finance Organization for Municipalities
Registration Statement under Schedule B
File No. 333-162685
Filed October 27, 2009

Dear Mr. Watanabe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please update all financial information to provide the most recent information available. In connection with this comment, please add disclosure discussing the impact of the current financial crisis in terms of its impact upon Japan Finance Organization for Municipalities ("JFM") to date and the projected impact on future operations.

<u>Where You Can Find More Information, page 1</u>

2.   Please disclose the SEC file numbers of the Forms 18-K incorporated by reference.

<u>Japan Finance Organization for Municipalities, page1</u>

3.   Please briefly outline the differences between and JFM and its predecessor, Japan Finance Corporation for Municipal Enterprises ("Predecessor") at the beginning of your discussion in this section.

<u>Government Control and Supervision, page 2</u>

4.   The Predecessor's capital was provided by the central government of Japan. JFM's capital is contributed by all or some of Japan's local governments. Please discuss whether this is potentially a less reliable source of capital for JFM.

<u>Operations, page 2</u>

5.   If JFM issues bonds primarily with 10 year maturities to supply long term and low interest funds with an average term of twenty-five years to local governments, how does JFM deal with the mismatched terms of the funds it raises and the funds it lends? Please discuss here.

<u>Application of Proceeds, page 3</u>

6.   It does not appear that any proceeds from the sale of the Debt Securities will be used by JFM for loans to local governments but instead solely to retire previously issued government-guaranteed debt, including but not limited to Predecessor debt. Please confirm this understanding or revise the disclosure to describe accurately and clearly the use of proceeds.

<u>Description of the Debt Securities and Guarantee, page 3</u>

7.   Please reword the final sentence of the introductory paragraph of this section to indicate that the summary contains the material terms of the Exhibits referenced.

<u>Guarantee of Japan, page 4</u>

8.   We note JFM is permitted to issue Japanese government-guaranteed securities only for refinancing previously issued Japanese government-guaranteed securities, including those issued by its Predecessor. This appears to be a new restriction. Please explain the reasons why it has been imposed on JFM.

<u>Japanese taxation, page 5</u>

9.   In the final sentence of the introductory paragraph of this section, after noting that the "following description of Japanese taxation is not exhaustive[,]" please indicate that it does contain the terms of Japanese taxation material to prospective investors.

<u>United States Taxation, page 7</u>

10.   In the final sentence of the third full paragraph of this section, after noting that the "following description of United States taxation is not exhaustive[,]" please state that it does contain the terms of U.S. taxation material to prospective investors.

<u>Part II, Information Not Required in Prospectus, p. II-1</u>

11.   An itemized statement of the estimated amounts of expenses payable by JFM in connection with the sale of a particular issue of Debt Securities should be provided in an amendment to the registration statement under review. Please revise this paragraph accordingly.

<u>Exhibit H, Japan Finance Organization for Municipalities Law, pages H.a-13-H.a-14</u>

12.   It appears from provisions of Article 30 of the Japan Finance Organization for Municipalities law that JFM's role in local government financing is being methodically reduced. Please advise us if this was the intent of the restructuring that created JFM.

<u>Exhibit J, "Statement of Business Procedures of Japan Finance Organization for Municipalities"</u>

13.   In Article 3 of Exhibit J, "Provision of Funds for Local Debt or Subscription of Local Debt," in a discussion of the provision of funds, section 1.(1) indicates that local governments are to be provided with funds if they have obtained consent or permission

for issuance of Local Debt. There is no indication of what party is to provide such consent or permission. (Please see also Article 3, section 1.(3)). Please revise to provide that information.

Closing Comment

Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3242.

Sincerely,

Mary A. Cascio
Special Counsel

Cc: Via Facsimile

Taniguchi Yoichiro, Esq.
Sandra Treusdell, Esq
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
 Japan
Fax: +81-3-3213-6470
          +81-3-3213-6140